EXHIBIT 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER ENDED JUNE 30, 2024

WINNIPEG, CANADA – (August 14, 2024) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today reported its results from operations for the quarter ended June 30, 2024.

Quarter Ended June 30, 2024 Highlights:

•	Recorded total net revenue of $5.2 million during the quarter ended June 30, 2024 compared to $6.0 million for the quarter ended June 30, 2023 and;

•	Recorded total net revenue from the sale of AGGRASTAT® of $1.8 million during the quarter ended June 30, 2024 compared to $2.6 million for the quarter ended June 30, 2023 and;

•

Recorded total net revenue from the Marley Drug business of $2.7 million ($790,000 from sales of ZYPITAMAG®, and $1.9 million from other pharmacy revenue) during the quarter ended June 30, 2024 compared to $2.7 million ($600,000 from sales of ZYPITAMAG and $2.1 million from other pharmacy revenue) for the quarter ended June 30, 2023 and;

•

Recorded total net revenue from the sale of ZYPITAMAG of $1.4 million ($654,000 through the insured business, and $790,000 through Marley Drug) during the quarter ended June 30, 2024 compared to $1.3 million ($722,000 through insured business and $600,000 through Marley Drug) for the quarter ended June 30, 2023 and;

•

Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the quarter ended June 30, 2024 was negative $514,000 compared to adjusted EBITDA of $948,000 for the quarter ended June 30, 2023 and;

•	Net Loss for the quarter ended June 30, 2024 was $1.2 million or $0.12 per share compared to net income of $253,000 or $0.03 per share for the quarter ended June 30, 2023.

Financial Results

The decrease in AGGRASTAT revenues when compared to the same period in the previous year, as described above, is the result of an increase in pricing competition from generic tirofiban hydrochloride in 2024 when compared to 2023. However, the number of hospital customers using AGGRASTAT continues to remain strong and the Company continues to work on maintaining its customer base and recovering any lost business.

The Marley Drug business contributed $2.7 million of revenue for the quarter ended June 30, 2024 compared to $2.7 million for the quarter ended June 30, 2023. Marley Drug is a US pharmacy licensed to ship medications to all 50 states, Washington D.C. and Puerto Rico. The pharmacy business has undergone a change in its product focus mix since the prior year towards fulfillment partnerships, its e-commerce platform, and increased sales of ZYPITAMAG.

ZYPITAMAG through insured channels contributed $654,000 of revenue for the quarter ended June 30, 2024 compared to $722,000 through insured channels for the quarter ended June 30, 2023. The modest decrease in revenues in 2024 is due to decreased volume of sales to drug wholesalers.

Adjusted EBITDA for the quarter ended June 30, 2024 was negative $514,000 compared to $948,000 for the quarter ended June 30, 2023. Decreased adjusted EBITDA for the quarter ended June 30, 2024 resulted from higher Marley Drug cost of goods, lower AGGRASTAT revenue, as well as higher research and development expenses and general and administrative expenses, offset by a decrease in selling expenses and higher ZYPITAMAG sales through the Marley Drug pharmacy business.

Net loss for the quarter ended June 30, 2024 was $1.2 million or $0.12 per share compared to net income of $253,000 or $0.03 per share for the quarter ended June 30, 2023. The main factors contributing to the decrease in net income recorded for the quarter ended June 30, 2024 were higher Marley Drug cost of goods, lower AGGRASTAT revenue, as well as higher research and development expenses and general and administrative expenses, offset by a decrease in selling expenses and higher ZYPITAMAG sales through the Marley Drug pharmacy business.

At June 30, 2024, the Company had unrestricted cash totaling $5.9 million, a decrease from $6.4 million of unrestricted cash held as of December 31, 2023. Cash flows used in operating activities for the six months ended June 30, 2024 was $162,000 compared to cash from operating activities of $766,000 for the period ended June 30, 2023.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

The full financial statements are available at www.sedar.com and on the Company’s website at www.medicure.com.

Notes

(1)

The Company defines EBITDA as "earnings before interest, taxes, depreciation and amortization" and Adjusted EBITDA as “EBITDA adjusted for non cash and non-recurring items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the three month period  ended June 30, 2024 and 2023 results prepared using IFRS, do not have any standardized meaning according to IFRS.

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Conference Call Info:

Topic:  Medicure's Q2 2024 Results

Call date:  Thursday, August 15, 2024

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Toll Free: 1 (877) 545-0523

International:  1 (973) 528-0016

Participant Access Code: 723143

Webcast: This conference call will be webcast live over the internet at the following link: https://www.webcaster4.com/Webcast/Page/2965/51066

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company’s U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug Inc. (“Marley Drug”), a pharmacy subsidiary servicing all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving access to medications for all Americans together with exceptional customer service and free home delivery. For more information visit www.marleydrug.com. For more information about Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastat.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.com or refer to the full Prescribing Information.

To be added to Medicure’s e-mail list, please visit: http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its current Form 20F.

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks.

For more information, please contact:

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

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Consolidated Statements of Financial Position

(expressed in thousands of Canadian dollars, except per share amounts)

	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$5,850	$6,369
Accounts receivable	4,478	4,794
Inventories	3,816	2,900
Prepaid expenses	1,726	1,143
Total current assets	15,870	15,206
Non‑current assets:
Property and equipment	539	736
Intangible assets	8,539	8,940
Goodwill	3,210	3,102
Other assets	78	75
Total non‑current assets	12,366	12,853
Total assets	$28,236	$28,059
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$8,222	$7,603
Income taxes payable	71	16
Current portion of lease obligations	215	315
Total current liabilities	8,508	7,934
Non‑current liabilities
Lease obligations	187	229
Total non‑current liabilities	187	229
Total liabilities	8,695	8,163
Equity:
Share capital	81,014	81,014
Contributed surplus	10,823	10,723
Accumulated other comprehensive loss	(5,278)	(5,989)
Deficit	(67,018)	(65,852)
Total equity	19,541	19,896
Total liabilities and equity	$28,236	$28,059

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Consolidated Statements of Net Income and Comprehensive  Income

(expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023

Revenue, net	$5,165	$5,993	$10,859	$11,621
Cost of goods sold	2,213	1,805	4,010	3,637
Gross profit	2,952	4,188	6,849	7,984

Expenses
Selling	1,834	2,068	3,808	4,106
General and administrative	1,368	1,125	2,577	2,032
Research and development	868	668	1,544	1,194
	4,070	3,861	7,929	7,332

Finance (income) costs:
Finance (income) expense, net	(36)	(22)	(87)	(17)
Foreign exchange (gain) loss, net	25	30	32	54
	(11)	8	(55)	37
Net income (loss) before income taxes	$(1,107)	$319	$(1,025)	$615
Income tax expense
Current	110	66	141	73
Net income (loss)	$(1,217)	$253	$(1,166)	$542
Other comprehensive income (loss):
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries	212	(463)	711	(488)
Other comprehensive income (loss), net of tax	212	(463)	711	(488)
Comprehensive income (loss)	$(1,005)	$(210)	$(455)	$54

Earnings (loss) per share
Basic	$(0.12)	$0.02	$(0.11)	$0.05
Diluted	$(0.12)	$0.02	$(0.11)	$0.05

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Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

For the six months ended June 30	2024	2023
Cash (used in) provided by:
Operating activities:
Net income (loss) for the period	$(1,166)	$542
Adjustments for:
Amortization of property, plant and equipment	209	224
Amortization of intangible assets	897	866
Share‑based compensation	100	130
Finance income, net	(87)	(17)
Unrealized foreign exchange (gain) loss	32	54
Income tax expense	141	66
Change in the following:
Accounts receivable	336	(138)
Inventories	(870)	(65)
Prepaid expenses	(465)	(174)
Accounts payable and accrued liabilities	650	(498)
Other assets	-	-
Interest received (paid), net	115	-
Income taxes paid	(54)	(105)
Royalties paid	-	(119)
Cash flows from (used in) operating activities	(162)	766
Investing activities:
Acquisition of intangible assets	(191)	(27)
Cash flows used in investing activities	(191)	(27)
Financing activities:
Repayment of lease liability	(166)	(151)
Cash flows used in financing activities	(166)	(151)
Increase in cash and cash equivalents	(519)	588
Cash and cash equivalents, beginning of period	6,369	4,857
Cash and cash equivalents, end of period	$5,850	$5,445

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